Exhibit 99.1

Execution Version

SWVL HOLDINGS CORP

AMENDMENT NO. 1 TO ORDINARY SHARES PURCHASE AGREEMENT

This AMENDMENT NO. 1 TO ORDINARY SHARES PURCHASE AGREEMENT (this “Amendment”) is entered into as of April 6, 2022 and amends that certain Ordinary Shares Purchase Agreement, dated as of March 22, 2022 (the “Purchase Agreement”), by and among B. Riley Principal Capital, LLC, a Delaware limited liability company (the “Investor”), Swvl Inc., a British Virgin Islands business company limited by shares incorporated under the laws of the British Virgin Islands (“SWVL”), and Swvl Holdings Corp (formerly known as Pivotal Holdings Corp), a British Virgin Islands business company limited by shares incorporated under the laws of the British Virgin Islands (the “Company”). Capitalized terms used and not expressly defined herein shall have the meanings for such terms set forth in the Purchase Agreement.

WHEREAS, Section 10.6 of the Purchase Agreement provides that the Purchase Agreement may be amended prior to the date that is one (1) Trading Day immediately preceding the date on which the Initial Registration Statement is initially filed with the Commission, by written instrument signed by the parties to the Purchase Agreement;

WHEREAS, the “Total Commitment” was defined in the Purchase Agreement as “an amount equal to $525,000,000 less the Trust Fund Proceeds Amount”, and the definition of “Trust Fund Proceeds Amount” was defined in the Purchase Agreement as “the dollar amount of funds released to the Company on or after the Business Combination Closing Date (net of redemptions) from the Trust Fund, such dollar amount to be specified in an amendment to this Agreement to be executed by the parties hereto on or prior to the Closing Date”;

WHEREAS, the Company has definitively calculated the amount of the Trust Fund Proceeds Amount as $53,257,145, and accordingly the parties desire to fix the amount of the Total Commitment by amending the definition of the Trust Fund Proceeds Amount pursuant to this Amendment; and

WHEREAS, the parties desire to make certain other changes to the Purchase Agreement and the defined terms set forth therein as set forth in this Amendment, which shall become effective concurrently with the effectiveness of the Purchase Agreement and the effectiveness of that certain Registration Rights Agreement, dated as of March 22, 2022, by and among the Investor, the Company and SWVL (as amended, modified or supplemented as of the Closing on the Closing Date, the “Registration Rights Agreement”), in each case at the Closing on the Closing Date (it being acknowledged and agreed by each of the Investor, the Company and SWVL that this Amendment shall be of no force or effect prior to the effectiveness of the Purchase Agreement and the Registration Rights Agreement, concurrently with the effectiveness of this Amendment, at the Closing on the Closing Date) in accordance with Section 2 of this Amendment

NOW, THEREFORE, in consideration of the foregoing recitals and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Purchase Agreement is hereby amended, effective concurrently with the effectiveness of the Purchase Agreement and the Registration Rights Agreement at the Closing on the Closing Date and with effect from and after the Closing, as follows:

1.	Amendment to the Purchase Agreement.

Effective concurrently with the effectiveness of the Purchase Agreement and the Registration Rights Agreement at the Closing on the Closing Date and with effect from and after the Closing, as set forth in Section 2 of this Amendment, and in Section 2.2 of the Purchase Agreement and Section 2(g) of the Registration Rights Agreement, and subject to the satisfaction of the conditions set forth in Section 7.1 of the Purchase Agreement on the Closing Date, each of the Investor, the Company and SWVL hereby amend the Purchase Agreement as provided in this Section 1, it being acknowledged and agreed by each of the Investor, the Company and SWVL that this Amendment shall be of no force or effect prior to the effectiveness of the Purchase Agreement and the Registration Rights Agreement, concurrently with the effectiveness of this Amendment, at the Closing on the Closing Date.

(a) Amendment and Restatement of Article III of the Purchase Agreement. Article III of the Purchase Agreement is hereby amended and restated in its entirety to read as follows:

“ARTICLE III

PURCHASE TERMS

Subject to the satisfaction of the conditions set forth in Article VII, the parties agree as follows:

Section 3.1. VWAP Purchases. Upon the initial satisfaction of all of the conditions set forth in Section 7.2 (the “Commencement” and the date of initial satisfaction of all of such conditions, the “Commencement Date”) and from time to time thereafter, subject to the satisfaction of all of the conditions set forth in Section 7.3, the Company shall have the right, but not the obligation, to direct the Investor, by its timely delivery to the Investor of a VWAP Purchase Notice for a VWAP Purchase on the applicable Purchase Date therefor, to purchase a specified VWAP Purchase Share Amount, which shall not exceed the applicable VWAP Purchase Maximum Amount, at the applicable VWAP Purchase Price therefor on such Purchase Date in accordance with this Agreement (each such purchase, a “VWAP Purchase”). The Company may timely deliver to the Investor a VWAP Purchase Notice for a VWAP Purchase on any Trading Day selected by the Company as the Purchase Date for such VWAP Purchase, so long as (i) the Closing Sale Price of the Ordinary Shares on the Trading Day immediately preceding such Purchase Date is not less than the Threshold Price, and (ii) all Shares subject to all prior VWAP Purchases and Intraday VWAP Purchases (as applicable) pursuant to this Agreement have been received by the Investor as DWAC Shares prior to the Company’s delivery to the Investor of such VWAP Purchase Notice for such VWAP Purchase on such Purchase Date. The Investor is obligated to accept each VWAP Purchase Notice prepared and delivered by the Company in accordance with the terms of and subject to the satisfaction of the conditions contained in this Agreement. If the Company delivers any VWAP Purchase Notice directing the Investor to purchase a VWAP Purchase Share Amount in excess of the applicable VWAP Purchase Maximum Amount that the Company is then permitted to include in such VWAP Purchase Notice, such VWAP Purchase Notice shall be void ab initio to the extent of the amount by which the VWAP Purchase Share Amount set forth in such VWAP Purchase Notice exceeds such applicable VWAP Purchase Maximum Amount, and the Investor shall have no obligation to purchase, and shall not purchase, such excess Shares pursuant to such VWAP Purchase Notice; provided, however, that the Investor shall remain obligated to purchase the applicable VWAP Purchase Maximum Amount pursuant to such VWAP Purchase. At or prior to 5:30 p.m., New York City time, on the Purchase Date for each VWAP Purchase, the Investor shall provide to the Company a written confirmation for such VWAP Purchase (each, a “VWAP Purchase Confirmation”) setting forth the applicable VWAP Purchase Price per Share to be paid by the Investor for the Shares purchased by the Investor in such VWAP Purchase, and the total aggregate VWAP Purchase Price to be paid by the Investor for the total VWAP Purchase Share Amount purchased by the Investor in such VWAP Purchase. Notwithstanding the foregoing, the Company shall not deliver any VWAP Purchase Notices to the Investor during the PEA Period.

Section 3.2. Intraday VWAP Purchases. Upon the initial satisfaction of all of the conditions set forth in Section 7.2 on the Commencement Date and from time to time thereafter, subject to the satisfaction of all of the conditions set forth in Section 7.3, in addition to VWAP Purchases as described in Section 3.1, the Company shall also have the right, but not the obligation, to direct the Investor, by its timely delivery to the Investor of an Intraday VWAP Purchase Notice on the applicable Purchase Date therefor, to purchase a specified Intraday VWAP Purchase Share Amount, which shall not exceed the applicable Intraday VWAP Purchase Maximum Amount, at the applicable Intraday VWAP Purchase Price therefor on such Purchase Date in accordance with this Agreement (each such purchase, an “Intraday VWAP Purchase”). The Company may timely deliver to the Investor an Intraday VWAP Purchase Notice for an Intraday VWAP Purchase on any Trading Day selected by the Company as the Purchase Date for such Intraday VWAP Purchase, so long as (i) the Closing Sale Price of the Ordinary Shares on the Trading Day immediately preceding such Purchase Date is not less than the Threshold Price, and (ii) all Shares subject to all prior VWAP Purchases and Intraday VWAP Purchases (as applicable) have been received by the Investor as DWAC Shares prior to the Company’s delivery to the Investor of such Intraday VWAP Purchase Notice for such Intraday VWAP Purchase on such Purchase Date. The Investor is obligated to accept each Intraday VWAP Purchase Notice prepared and delivered by the Company in accordance with the terms of and subject to the satisfaction of the conditions contained in this Agreement. If the Company delivers any Intraday VWAP Purchase Notice directing the Investor to purchase an Intraday VWAP Purchase Share Amount in excess of the applicable Intraday VWAP Purchase Maximum Amount that the Company is then permitted to include in such Intraday VWAP Purchase Notice, such Intraday VWAP Purchase Notice shall be void ab initio to the extent of the amount by which the Intraday VWAP Purchase Share Amount set forth in such Intraday VWAP Purchase Notice exceeds such applicable Intraday VWAP Purchase Maximum Amount, and the Investor shall have no obligation to purchase, and shall not purchase, such excess Shares pursuant to such Intraday VWAP Purchase Notice; provided, however, that the Investor shall remain obligated to purchase the applicable Intraday VWAP Purchase Maximum Amount pursuant to such Intraday VWAP Purchase. At or prior to 5:30 p.m., New York City time, on the Purchase Date for a VWAP Purchase on which one or more Intraday VWAP Purchases also shall have occurred, the Investor shall provide to the Company, together with the applicable VWAP Purchase Confirmation for such VWAP Purchase, a written confirmation for each such Intraday VWAP Purchase (each, an “Intraday VWAP Purchase Confirmation”) setting forth the applicable Intraday VWAP Purchase Price per Share to be paid by the Investor for the Shares purchased by the Investor in such Intraday VWAP Purchase, and the total aggregate Intraday VWAP Purchase Price to be paid by the Investor for the total Intraday VWAP Purchase Share Amount purchased by the Investor in such Intraday VWAP Purchase. Notwithstanding the foregoing, the Company shall not deliver any Intraday VWAP Purchase Notices to the Investor during the PEA Period.

Section 3.3. Settlement. The Shares constituting the applicable VWAP Purchase Share Amount purchased by the Investor in each VWAP Purchase, and the Shares constituting the applicable Intraday VWAP Purchase Share Amount purchased by the Investor in each Intraday VWAP Purchase (as applicable), in each case shall be delivered to the Investor as DWAC Shares not later than 10:00 a.m., New York City time, on the Trading Day immediately following the Purchase Date for such VWAP Purchase and for each such Intraday VWAP Purchase (as applicable) (the “Purchase Share Delivery Date”). For (a) each VWAP Purchase, the Investor shall pay to the Company an amount in cash equal to the product of (1) the total number of Shares purchased by the Investor in such VWAP Purchase and (2) the applicable VWAP Purchase Price for such Shares, as full payment for such Shares purchased by the Investor in such VWAP Purchase, and (b) each Intraday VWAP Purchase, the Investor shall pay to the Company an amount in cash equal to the product of (1) the total number of Shares purchased by the Investor in such Intraday VWAP Purchase and (2) the applicable Intraday VWAP Purchase Price for such Shares, as full payment for such Shares purchased by the Investor in such Intraday VWAP Purchase, in each case via wire transfer of immediately available funds, not later than 5:00 p.m., New York City time, on the Trading Day immediately following the applicable Purchase Share Delivery Date for such VWAP Purchase and for each such Intraday VWAP Purchase (as applicable), provided the Investor shall have timely received, as DWAC Shares, all of such Shares purchased by the Investor in such VWAP Purchase and Intraday VWAP Purchase (as applicable) on such Purchase Share Delivery Date in accordance with the first sentence of this Section 3.3, or, if any of such Shares are received by the Investor after 1:00 p.m., New York City time, then the Company’s receipt of such funds in its designated account may occur on the Trading Day next following the Trading Day on which the Investor shall have received all of such Shares as DWAC Shares, but not later than 5:00 p.m., New York City time, on such next Trading Day. If the Company or its transfer agent shall fail for any reason to deliver to the Investor, as DWAC Shares, any Shares purchased by the Investor in a VWAP Purchase or an Intraday VWAP Purchase prior to 10:00 a.m., New York City time, on the Trading Day immediately following the applicable Purchase Share Delivery Date for such VWAP Purchase and for each such Intraday VWAP Purchase (as applicable), and if on or after such Trading Day the Investor purchases (in an open market transaction or otherwise) Ordinary Shares to deliver in satisfaction of a sale by the Investor of such Shares that the Investor anticipated receiving from the Company on such Purchase Share Delivery Date in respect of such VWAP Purchase or such Intraday VWAP Purchase (as applicable), then the Company shall, within one (1) Trading Day after the Investor’s request, either (i) pay cash to the Investor in an amount equal to the Investor’s total purchase price (including brokerage commissions, if any) for the Ordinary Shares so purchased (the “Cover Price”), at which point the Company’s obligation to deliver such Shares as DWAC Shares shall terminate, or (ii) promptly honor its obligation to deliver to the Investor such Shares as DWAC Shares and pay cash to the Investor in an amount equal to the excess (if any) of the Cover Price over the total purchase price paid by the Investor pursuant to this Agreement for all of the Shares purchased by the Investor in such VWAP Purchase or such Intraday VWAP Purchase (as applicable). The Company shall not issue any fraction of an Ordinary Share to the Investor in connection with any VWAP Purchase or Intraday VWAP

Purchase effected pursuant to this Agreement. If the issuance would result in the issuance of a fraction of an Ordinary Share, the Company shall round such fraction of an Ordinary Share up or down to the nearest whole share. All payments to be made by the Investor pursuant to this Agreement shall be made by wire transfer of immediately available funds to such account as the Company may from time to time designate by written notice to the Investor in accordance with the provisions of this Agreement.

Section 3.4. Exemption from Certain Trading Market Shareholder Approval Rules.

(a) Exemption From Nasdaq Listing Rule 5635(d). Prior to the Closing Date, the Company shall have taken all actions, provided all such notices and disclosures, and obtained all consents, approvals, waivers or confirmations required under applicable listing rules of the Trading Market, including, without limitation, under Nasdaq Listing Rule 5613, such that the shareholder approval requirements and share issuance limitations under Nasdaq Listing Rule 5635(d) shall not be applicable for any purposes of this Agreement and the transactions contemplated hereby, including, without limitation, the issuance by the Company of the Commitment Shares to the Investor in accordance with Section 10.1(ii) of this Agreement, and the issuance, sale and delivery of up to the Aggregate Limit of Shares in VWAP Purchases and Additional VWAP Purchases (as applicable) that may be effected by the Company during the Investment Period pursuant to this Agreement.

(b) General. The Company shall not issue or sell any Ordinary Shares pursuant to this Agreement if such issuance or sale would reasonably be expected to result in (A) a violation of the Securities Act or the BVI Companies Act or (B) a breach of applicable listing rules of the Trading Market.

Section 3.5. Beneficial Ownership Limitation. Notwithstanding anything to the contrary contained in this Agreement, the Company shall not issue or sell, and the Investor shall not purchase or acquire, any Ordinary Shares under this Agreement which, when aggregated with all other Ordinary Shares then beneficially owned by the Investor and its affiliates (as calculated pursuant to Section 13(d) of the Exchange Act and Rule 13d-3 promulgated thereunder), would result in the beneficial ownership by the Investor of more than 4.99% of the outstanding Ordinary Shares (the “Beneficial Ownership Limitation”). Upon the written request of the Investor, the Company shall promptly (but not later than the next business day on which the Company’s transfer agent is open for business) confirm orally or in writing to the Investor the number of Ordinary Shares then outstanding. The Investor and the Company shall each cooperate in good faith in the determinations required under this Section 3.5 and the application of this Section 3.5. The Investor’s written certification to the Company of the applicability of the Beneficial Ownership Limitation, and the resulting effect thereof hereunder at any time, shall be conclusive with respect to the applicability thereof and such result absent manifest error. The provisions of this Section 3.5 shall be construed and implemented in a manner otherwise than in strict conformity with the terms of this Section 3.5 to the extent necessary to properly give effect to the limitations contained in this Section 3.5.”

(b) References to “Pivotal Holdings Corp” and Related References. All references in the Purchase Agreement (including the Exhibits thereto) (i) to “Pivotal Holdings Corp, a British Virgin Islands business company limited by shares incorporated under the laws of the British Virgin Islands and wholly owned Subsidiary of SWVL (“Holdings”),” shall be references to “Swvl Holdings Corp (formerly known as Pivotal Holdings Corp), a British Virgin Islands business company limited by shares incorporated under the laws of the British Virgin Islands (the “Company”),” from and after the Business Combination Closing, (ii) to “Pivotal Holdings Corp” shall be references to “Swvl Holdings Corp” from and after the Business Combination Closing and (iii) to “Holdings” shall be references to “the Company” from and after the Business Combination Closing, except in each case to the extent such reference in the Purchase Agreement (or any Exhibit thereto) applies, relates or refers to any time or period prior to the Business Combination Closing, in which case such reference shall not be amended, changed, modified or superseded in any way whatsoever by this Amendment.

(c) Amendments to “Additional VWAP Purchase” Definitions and Related References. The definitions of “Additional VWAP Purchase,” “Additional VWAP Purchase Commencement Time,” “Additional VWAP Purchase Confirmation,” “Additional VWAP Purchase Ending Time,” “Additional VWAP Purchase Maximum Amount,” “Additional VWAP Purchase Notice,” “Additional VWAP Purchase Period,” “Additional VWAP Purchase Price,” “Additional VWAP Purchase Share Amount” and “Additional VWAP Purchase Volume Maximum” within Annex I to the Purchase Agreement are hereby amended and restated in their entirety and replaced with the following, respectively (and all references to such defined terms in the Purchase Agreement (including the Exhibits thereto) shall be deleted in their entirety and replaced with references to the corresponding amended defined term as set forth below):

“ “Intraday VWAP Purchase” shall have the meaning assigned to such term in Section 3.2.”

“ “Intraday VWAP Purchase Commencement Time” means, with respect to an Intraday VWAP Purchase made pursuant to Section 3.2, the time that is thirty (30) minutes after the latest of: (i) the VWAP Purchase Ending Time of the VWAP Purchase Period for the VWAP Purchase preceding the Intraday VWAP Purchase Period for such Intraday VWAP Purchase occurring on the same Purchase Date as such earlier VWAP Purchase, if the Company has timely delivered a VWAP Purchase Notice to the Investor for a VWAP Purchase on such Purchase Date, (ii) the Intraday VWAP Purchase Ending Time of the Intraday VWAP Purchase Period for the most recent prior Intraday VWAP Purchase, if any, occurring on the same Purchase Date as such Intraday VWAP Purchase, and (iii) the Investor’s timely receipt from the Company of the applicable Intraday VWAP Purchase Notice for such Intraday VWAP Purchase on the applicable Purchase Date therefor (such receipt to be acknowledged by email correspondence from the Investor to each of the individual notice recipients set forth in the applicable Intraday VWAP Purchase Notice, other than via auto-reply).”

“ “Intraday VWAP Purchase Confirmation” shall have the meaning assigned to such term in Section 3.2.”

“ “Intraday VWAP Purchase Ending Time” means, with respect to an Intraday VWAP Purchase made pursuant to Section 3.2, the time that is the earlier of: (i) 4:00 p.m., New York City time, on the applicable Purchase Date for such Intraday VWAP Purchase, or such earlier time publicly announced by the Trading Market (or, if the Ordinary Shares are then listed on an

Eligible Market, by such Eligible Market) as the official close of the primary (or “regular”) trading session on the Trading Market (or on such Eligible Market, as applicable) on such Purchase Date, and (ii) immediately at such time following the Intraday VWAP Purchase Commencement Time of the Intraday VWAP Purchase Period for such Intraday VWAP Purchase that the total number (or volume) of Ordinary Shares traded on the Trading Market (or on such Eligible Market, as applicable), to be calculated commencing at the applicable Intraday VWAP Purchase Commencement Time for such Intraday VWAP Purchase, has exceeded the applicable Intraday VWAP Purchase Share Volume Maximum for such Intraday VWAP Purchase; provided, however, that the calculation of the total number (or volume) of Ordinary Shares traded on the Trading Market (or on such Eligible Market, as applicable) shall exclude from such calculation (A) the opening or first purchase of Ordinary Shares at or following the official open of such primary (or “regular) trading session that is reported in the consolidated system on such Purchase Date and (B) the last or closing sale of Ordinary Shares at or prior to the official close of such primary (or “regular”) trading session that is reported in the consolidated system on such Purchase Date (as applicable).”

“ “Intraday VWAP Purchase Maximum Amount” means, with respect to an Intraday VWAP Purchase made pursuant to Section 3.2, such number of Ordinary Shares equal to the product of (i) the Purchase Share Percentage, multiplied by (ii) the Purchase Volume Reference Amount applicable to such Intraday VWAP Purchase (to be appropriately adjusted for any reorganization, recapitalization, non-cash dividend, stock split, reverse stock split or other similar transaction).”

“ “Intraday VWAP Purchase Notice” means, with respect to an Intraday VWAP Purchase made pursuant to Section 3.2, an irrevocable written notice from the Company to the Investor directing the Investor to purchase a specified Intraday VWAP Purchase Share Amount (such specified Intraday VWAP Purchase Share Amount subject to adjustment as set forth in Section 3.2 as necessary to give effect to the Intraday VWAP Purchase Maximum Amount), at the applicable Intraday VWAP Purchase Price therefor on the Purchase Date for such Intraday VWAP Purchase in accordance with this Agreement, that is delivered by the Company to the Investor and received by the Investor (i) after the latest of (X) 10:00 a.m., New York City time, on such Purchase Date, if the Company has not timely delivered a VWAP Purchase Notice to the Investor for a VWAP Purchase on such Purchase Date, (Y) the VWAP Purchase Ending Time of the VWAP Purchase Period for the VWAP Purchase preceding the Intraday VWAP Purchase Period for such Intraday VWAP Purchase occurring on the same Purchase Date as such earlier VWAP Purchase, if the Company has timely delivered a VWAP Purchase Notice to the Investor for a VWAP Purchase on such Purchase Date, and (Z) the Intraday VWAP Purchase Ending Time of the Intraday VWAP Purchase Period for the most recent prior Intraday VWAP Purchase, if any, occurring on the same Purchase Date as such Intraday VWAP Purchase, and (ii) prior to the earlier of (X) 1:30 p.m., New York City time, on such Purchase Date and (Y) such time that is exactly two-and-a-half (2-1⁄2) hours (or 150 minutes) immediately prior to the official close of the primary (or “regular”) trading session on the Trading Market (or, if the Ordinary Shares are then listed on an Eligible Market, on such Eligible Market) on such Purchase Date, if the Trading Market (or such Eligible Market, as applicable) has theretofore publicly announced that the official close of the primary (or “regular”) trading session on the Trading Market (or on such Eligible Market, as applicable) on such Purchase Date shall be earlier than 4:00 p.m., New York City time, on such Purchase Date.”

“ “Intraday VWAP Purchase Period” means, with respect to an Intraday VWAP Purchase made pursuant to Section 3.2, the period on the Purchase Date for such Intraday VWAP Purchase, beginning at the applicable Intraday VWAP Purchase Commencement Time and ending at the applicable Intraday VWAP Purchase Ending Time on such Purchase Date for such Intraday VWAP Purchase.”

“ “Intraday VWAP Purchase Price” means, with respect to an Intraday VWAP Purchase made pursuant to Section 3.2, the purchase price per Share to be purchased by the Investor in such Intraday VWAP Purchase, equal to the product of equal to (i) the product of (A) 0.97, multiplied by (B) the VWAP of the Ordinary Shares for the applicable Intraday VWAP Purchase Period on the applicable Purchase Date for such Intraday VWAP Purchase, provided that the Intraday VWAP Purchase Share Amount to be purchased by the Investor in such Intraday VWAP Purchase is equal to or less than 30.0% of the Purchase Volume Reference Amount applicable to such Intraday VWAP Purchase, or (ii) the product of (A) 0.95, multiplied by (B) the VWAP of the Ordinary Shares for the applicable Intraday VWAP Purchase Period on the applicable Purchase Date for such Intraday VWAP Purchase, provided that the Intraday VWAP Purchase Share Amount to be purchased by the Investor in such Intraday VWAP Purchase is equal to or less than 50%, but greater than 30.0%, of the Purchase Volume Reference Amount applicable to such Intraday VWAP Purchase; provided, further, that the calculation of the VWAP for the Ordinary Shares for the Intraday VWAP Purchase Period for an Intraday VWAP Purchase, (A) during which Intraday VWAP Purchase Period the opening or first purchase of Ordinary Shares at or following the official open of the primary (or “regular) trading session on the Trading Market (or, if the Ordinary Shares are then listed on an Eligible Market, on such Eligible Market) on the Purchase Date for such Intraday VWAP Purchase has occurred, shall exclude from such calculation such opening or first purchase of Ordinary Shares at or following the official open of such primary (or “regular) trading session that is reported in the consolidated system on such Purchase Date, and (B) during which Intraday VWAP Purchase Period the last or closing sale of Ordinary Shares at or prior to the official close of the primary (or “regular”) trading session on the Trading Market (or on such Eligible Market, as applicable) on the Purchase Date for such Intraday VWAP Purchase has occurred (as applicable), shall exclude from such calculation such last or closing sale of Ordinary Shares at or prior to the official close of such primary (or “regular”) trading session that is reported in the consolidated system on such Purchase Date. All such calculations shall be appropriately adjusted for any stock dividend, stock split, stock combination, recapitalization or other similar transaction.”

“ “Intraday VWAP Purchase Share Amount” means, with respect to an Intraday VWAP Purchase made pursuant to Section 3.2, the total number of Shares to be purchased by the Investor in such Intraday VWAP Purchase as specified by the Company in the applicable Intraday VWAP Purchase Notice for such Intraday VWAP Purchase, which total number of Shares shall not exceed the Intraday VWAP Purchase Maximum Amount applicable to such Intraday VWAP Purchase.”

“ “Intraday VWAP Purchase Share Volume Maximum” means, with respect to an Intraday VWAP Purchase made pursuant to Section 3.2, a number of Ordinary Shares equal to the quotient obtained by dividing (i) the Intraday VWAP Purchase Share Amount to be purchased by the Investor in such Additional VWAP Purchase, by (ii) (A) 0.30, if the Intraday VWAP Purchase Share Amount to be purchased by the Investor in such Intraday VWAP

Purchase is equal to or less than 30.0% of the applicable Purchase Volume Reference Amount for such Intraday VWAP Purchase, or (2) 0.50, if the Intraday VWAP Purchase Share Amount to be purchased by the Investor in such Intraday VWAP Purchase is equal to or less than 50%, but greater than 30%, of the applicable Purchase Volume Reference Amount for such Intraday VWAP Purchase (to be appropriately adjusted for any reorganization, recapitalization, non-cash dividend, share split, reverse share split or other similar transaction).”

(d) Amendment to Definition of “Commitment Shares”. The definition of “Commitment Shares” within Annex I to the Purchase Agreement is hereby amended and restated in its entirety to read as follows:

“ “Commitment Shares” means 386,971 duly authorized, validly issued and fully paid Ordinary Shares, representing such number of Ordinary Shares, rounded to the nearest whole Ordinary Share, equal to the quotient obtained by dividing (a) the product of (i) 0.0075 and (ii) $471,742,855 (representing the aggregate Total Commitment dollar amount as of the Closing Date), by (b) $9.1430 (such price representing the dollar volume-weighted average price for the Ordinary Shares on the Trading Market on the Trading Day immediately prior to the Closing Date, as reported by Bloomberg through its “AQR” function), which number of Ordinary Shares the Company shall cause its transfer agent to issue and deliver to the Investor not later than 4:00 p.m. (New York City time) on the Trading Day immediately following the Closing Date.”

(e) Amendment to Definition of “Purchase Date”. The definition of “Purchase Date” within Annex I to the Purchase Agreement is hereby amended and restated in its entirety to read as follows:

“ “Purchase Date” means, (i) with respect to a VWAP Purchase made pursuant to Section 3.1, the Trading Day on which the Investor timely receives, (A) after 6:00 a.m., New York City time, and (B) prior to 9:00 a.m., New York City time, on such Trading Day, a valid VWAP Purchase Notice for such VWAP Purchase in accordance with this Agreement, and (ii) with respect to an Intraday VWAP Purchase made pursuant to Section 3.2, the Trading Day on which the Investor timely receives a valid Intraday VWAP Purchase Notice for such Intraday VWAP Purchase in accordance with this Agreement, (A) after the latest of (X) 10:00 a.m., New York City time, on such Trading Day, if the Company has not timely delivered a valid VWAP Purchase Notice to the Investor for a VWAP Purchase on such Trading Day, (Y) the VWAP Purchase Ending Time of the VWAP Purchase Period for the VWAP Purchase preceding the applicable Intraday VWAP Purchase Period for such Intraday VWAP Purchase occurring on the same Trading Day as such earlier VWAP Purchase, if the Company has timely delivered a valid VWAP Purchase Notice to the Investor for a VWAP Purchase on such Trading Day, and (Z) the Intraday VWAP Purchase Ending Time of the Intraday VWAP Purchase Period for the most recent prior Intraday VWAP Purchase, if any, occurring on the same Trading Day as such Intraday VWAP Purchase, and (B) prior to the earlier of (X) 1:30 p.m., New York City time, on such Trading Day for such Intraday VWAP Purchase and (Y) such time that is exactly two-and-a-half (2-1⁄2) hours (or 150 minutes) immediately prior to the official close of the primary (or “regular”) trading session on the Trading Market (or, if the Ordinary Shares are then listed on an Eligible Market, on such Eligible Market) on such Trading Day, if the Trading Market (or such Eligible Market, as applicable) has publicly announced that the official close of the primary (or “regular”) trading session shall be earlier than 4:00 p.m., New York City time, on such Trading Day.”

(f) Amendment to Definition of “Purchase Share Percentage” and “Purchase Volume Reference Amount”. The definitions of “Purchase Share Percentage” and “Purchase Volume Reference Amount,” respectively, within Annex I to the Purchase Agreement are hereby amended and restated in their entirety to read as follows, respectively:

“ “Purchase Share Percentage” means, with respect to a VWAP Purchase made pursuant to Section 3.1 and with respect to an Intraday VWAP Purchase made pursuant to Section 3.2, fifty percent (50.0%).

“ “Purchase Volume Reference Amount” means, with respect to a VWAP Purchase made pursuant to Section 3.1 and with respect to an Intraday VWAP Purchase made pursuant to Section 3.2, such number of Ordinary Shares equal to the quotient obtained by dividing (i) the total aggregate number (or volume) of Ordinary Shares traded during the full primary (or “regular”) trading sessions on the Trading Market (or on such Eligible Market, as applicable) during the ten (10) consecutive Trading Day period ending on (and including) the Trading Day immediately preceding the Purchase Date for such VWAP Purchase and/or for such Intraday VWAP Purchase (as applicable), by (ii) ten (10). All such calculations shall be appropriately adjusted for any share dividend, share split, share combination, recapitalization or other similar transaction.”

(g) Amendment to Definition of “Trust Fund Proceeds Amount”. The definition of “Trust Fund Proceeds Amount” within Annex I to the Purchase Agreement is hereby amended and restated in its entirety to read as follows:

“ “Trust Fund Proceeds Amount” shall mean a dollar amount equal to $53,257,145.”

(h) Amendment to Definition of “VWAP”. The definition of “VWAP” within Annex I to the Purchase Agreement is hereby amended and restated in its entirety to read as follows:

“VWAP” means, for the Ordinary Shares for a specified period, the dollar volume-weighted average price for the Ordinary Shares on the Trading Market (or, if the Ordinary Shares are then listed on an Eligible Market, on such Eligible Market), for such period, as reported by Bloomberg through its “AQR” function; provided, however, that (i) the calculation of the dollar volume-weighted average price for the Ordinary Shares for the VWAP Purchase Period for each VWAP Purchase, (A) during which VWAP Purchase Period the opening or first purchase of Ordinary Shares at or following the official open of the primary (or “regular) trading session on the Trading Market (or, if the Ordinary Shares are then listed on an Eligible Market, on such Eligible Market) on the Purchase Date for such VWAP Purchase has occurred, shall exclude from such calculation such opening or first purchase of Ordinary Shares at or following the official open of such primary (or “regular) trading session that is reported in the consolidated system on such Purchase Date, and (B) during which VWAP Purchase Period the last or closing sale of Ordinary Shares at or prior to the official close of the primary (or “regular”) trading session on the Trading Market (or on such Eligible Market, as applicable) on the Purchase Date for such VWAP Purchase has occurred (as applicable), shall exclude from such calculation such last or closing sale of Ordinary Shares at or prior to the official close of such primary (or “regular”) trading session that is reported in the consolidated system on such Purchase Date; and (ii) the calculation of the dollar volume-weighted average price for the Ordinary Shares for the

Intraday VWAP Purchase Period for each Intraday VWAP Purchase, (A) during which Intraday VWAP Purchase Period the opening or first purchase of Ordinary Shares at or following the official open of the primary (or “regular) trading session on the Trading Market (or, if the Ordinary Shares are then listed on an Eligible Market, on such Eligible Market) on the Purchase Date for such Intraday VWAP Purchase has occurred, shall exclude from such calculation such opening or first purchase of Ordinary Shares at or following the official open of such primary (or “regular) trading session that is reported in the consolidated system on such Purchase Date, and (B) during which Intraday VWAP Purchase Period the last or closing sale of Ordinary Shares at or prior to the official close of the primary (or “regular”) trading session on the Trading Market (or on such Eligible Market, as applicable) on the Purchase Date for such Intraday VWAP Purchase has occurred (as applicable), shall exclude from such calculation such last or closing sale of Ordinary Shares at or prior to the official close of such primary (or “regular”) trading session that is reported in the consolidated system on such Purchase Date. All such calculations shall be appropriately adjusted for any stock dividend, stock split, stock combination, recapitalization or other similar transaction.”

(i) Amendment to Definition of “VWAP Purchase Price”. The definition of “VWAP Purchase Price” within Annex I to the Purchase Agreement is hereby amended and restated in its entirety to read as follows:

“ “VWAP Purchase Price” means, with respect to a VWAP Purchase made pursuant to Section 3.1, the purchase price per Share to be purchased by the Investor in such VWAP Purchase, equal to (i) the product of (A) 0.97, multiplied by (B) the VWAP of the Ordinary Shares for the applicable VWAP Purchase Period on the applicable Purchase Date for such VWAP Purchase; provided that the VWAP Purchase Share Amount to be purchased by the Investor in such VWAP Purchase is equal to or less than 30.0% of the Purchase Volume Reference Amount applicable to such VWAP Purchase, or (ii) the product of (A) 0.95, multiplied by (B) the VWAP of the Ordinary Shares for the applicable VWAP Purchase Period on the applicable Purchase Date for such VWAP Purchase, provided that the VWAP Purchase Share Amount to be purchased by the Investor in such VWAP Purchase is equal to or less than 50%, but greater than 30.0%, of the Purchase Volume Reference Amount applicable to such VWAP Purchase; provided, further, that in each case the calculation of the VWAP for the Ordinary Shares for the VWAP Purchase Period for each VWAP Purchase (A) during which VWAP Purchase Period the opening or first purchase of Ordinary Shares at or following the official open of the primary (or “regular”) trading session on the Trading Market (or, if the Ordinary Shares is then listed on an Eligible Market, on such Eligible Market) on the Purchase Date for such VWAP Purchase has occurred, shall exclude from such calculation such opening or first purchase of Ordinary Shares at or following the official open of such primary (or “regular”) trading session that is reported in the consolidated system on such Purchase Date, and (B) during which VWAP Purchase Period the last or closing sale of Ordinary Shares at or prior to the official close of the primary (or “regular”) trading session on the Trading Market (or on such Eligible Market, as applicable) on the Purchase Date for such VWAP Purchase has occurred (as applicable), shall exclude from such calculation such last or closing sale of Ordinary Shares at or prior to the official close of such primary (or “regular”) trading session that is reported in the consolidated system on such Purchase Date. All such calculations shall be appropriately adjusted for any share dividend, share split, share combination, recapitalization or other similar transaction.”

(j) Amendment to Definition of “VWAP Purchase Share Volume Maximum”. The definition of “VWAP Purchase Share Volume Maximum” within Annex I to the Purchase Agreement is hereby amended and restated in its entirety to read as follows:

“ “VWAP Purchase Share Volume Maximum” means, with respect to a VWAP Purchase made pursuant to Section 3.1, a number of Ordinary Shares equal to the quotient obtained by dividing (i) the VWAP Purchase Share Amount to be purchased by the Investor in such VWAP Purchase, by (ii) (A) 0.30, if the VWAP Purchase Share Amount to be purchased by the Investor in such VWAP Purchase is equal to or less than 30.0% of the applicable Purchase Volume Reference Amount for such VWAP Purchase, or (2) 0.50, if the VWAP Purchase Share Amount to be purchased by the Investor in such VWAP Purchase is equal to or less than 50%, but greater than 30%, of the applicable Purchase Volume Reference Amount for such VWAP Purchase (to be appropriately adjusted for any reorganization, recapitalization, non-cash dividend, share split, reverse share split or other similar transaction).”

2.

Effectiveness. This Amendment shall become effective concurrently with the effectiveness of the Purchase Agreement and the Registration Rights Agreement at the Closing on the Closing Date, as set forth in Section 2.2 of the Purchase Agreement and Section 2(g) of the Registration Rights Agreement, and subject to the satisfaction of the conditions set forth in Section 7.1 of the Purchase Agreement, it being acknowledged and agreed by each of the Investor, the Company and SWVL that this Amendment shall be of no force or effect prior to the effectiveness of the Purchase Agreement and the Registration Rights Agreement, concurrently with the effectiveness of this Amendment, at the Closing on the Closing Date.

3.

Ratification. Except as set forth in Section 1 of this Amendment, all of the provisions of the Purchase Agreement shall remain in full force and effect as of and from and after the Closing on the Closing Date, each according to its terms as set forth in the Purchase Agreement, and shall not be amended, changed, modified or superseded in any way whatsoever by this Amendment.

4.

Counterparts. This Amendment may be executed in two or more identical counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party; provided that a facsimile signature or signature delivered by e-mail in a “.pdf” format data file, including any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com, www.echosign.adobe.com, etc., shall be considered due execution and shall be binding upon the signatory thereto with the same force and effect as if the signature were an original signature.

5.

Miscellaneous. Sections 10.2 through 10.4 (inclusive), Sections 10.6 through 10.11 (inclusive) and Section 10.15 of the Purchase Agreement are incorporated herein in their entirety and shall apply to this Amendment, mutatis mutandis, with the same force and effect as if specifically set forth herein.

[Signature pages follow]

Execution Version

IN WITNESS WHEREOF, each of the parties hereto have caused this AMENDMENT NO. 1 TO ORDINARY SHARES PURCHASE AGREEMENT to be duly executed by their respective authorized officer as of the date first above written.

THE COMPANY:

SWVL HOLDINGS CORP,
a British Virgin Islands business company limited by shares incorporated under the laws of the British Virgin Islands

By:	/s/ Mostafa Kandil
Name:	Mostafa Kandil
Title:	Director

SWVL:

SWVL INC,
a British Virgin Islands business company limited by shares incorporated under the laws of the British Virgin Islands

By:	/s/ Mostafa Kandil
Name:	Mostafa Kandil
Title:	Director

THE INVESTOR:

B. RILEY PRINCIPAL CAPITAL, LLC:

By:	/s/ Daniel Shribman
Name:	Daniel Shribman
Title:	President

SIGNATURE PAGE TO AMENDMENT NO. 1 TO ORDINARY SHARES PURCHASE AGREEMENT